As filed with  the  Securities  and  Exchange Commission  on  July 17, 1998

                                                      Registration No. 333-59397

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                  FORM S-3 / A
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             WILLIAMS CONTROLS, INC.
               --------------------------------------------------
               (Exact name of Registrant as specified in charter)

              Delaware                                       3714
 ---------------------------------                ----------------------------
   (State or other jurisdiction                   (Primary Standard Industrial
 of incorporation or organization)                 Classification Code Number)

                                                       14100 SW 72nd Avenue
                                                     Portland, Oregon  97224
           (303) 790-2990                                 (503) 684-8600
         -------------------                     -------------------------------
          (I.R.S. Employer                        (Address, including zip code,
         Identification No.)                     and telephone number, including
                                                    area code, of Registrant's
                                                   principal executive offices)


                                 Thomas W. Itin
                 President, Chairman and Chief Executive Officer
                              14100 SW 72nd Avenue
                             Portland, Oregon 97224
                                 (503) 684-8600
                 -----------------------------------------------
                 (Name, address and telephone number, including
                        area code, of agent for service)

                              --------------------

          Copies of communication, including all communication sent to the agent for service, should be sent to:

                               Gerald Raskin, Esq.
                                Seth Weiss, Esq.
              Friedlob Sanderson Raskin Paulson & Tourtillott, LLC
                          1400 Glenarm Place, Suite 300
                             Denver, Colorado 80202
                         Telephone Number (303) 571-1400

                              --------------------

          Approximate date of commencement of proposed sale to public:
                               September ___, 1998

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
================================================================================



Title of each class                                        Proposed maximum        Proposed maximum
of securities to be                       Amount to be      offering price             aggregate                   Amount of
registered                                 registered          per share            offering price             registration fee
-------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value                6,567,793            $2.78 (2)           $18,258,465                    $5,532

Common Stock underlying                     2,909,091            $2.75                $8,000,000                    $2,424
Series A 7 1/2 % Convertible
Redeemable Preferred Stock (1)

Common Stock underlying                       203,637            $3.30                  $672,002                      $204
Placement Agent's Warrants (1)

Common Stock underlying
Other Options and Options                   1,200,000              (3)                $2,600,065                      $788

Total                                      10,880,521            _____               $29,530,532                    $8,948
__________________



(1) Plus indeterminable number of shares of Common Stock as may be issuable by reason of the anti-dilution provision for such convertible preferred stock or Placement Agent's Warrants.


(2)  In  accordance  with  457(c),  the  fee has  been  calculated  as  follows:
     6,567,793 shares at $2.78 per share.


(3) Represents shares underlying: (i) 150,000 options each to purchase one share of Common Stock for $.41; (ii) 50,000 options each to purchase one share of Common Stock for $2.44; (iii) 25,000 options each to purchase one share of Common Stock for $2.50; (iv) 25,000 options each to purchase one share of Common Stock for $3.625; (v) 50,000 options each to purchase one share of Common Stock for $2.625; (vi) 330,000 options each to purchase one share of Common Stock for $2.44; (vii) 30,000 options each to purchase one share of Common Stock for $2.656; (viii) 30,000 options each to purchase one share of Common Stock for $3.00; (ix) 30,000 options each to purchase one share of Common Stock for $3.66; (x) 30,000 options each to purchase one share of Common Stock for $2.937; and (xi) 450,000 options each to purchase one share of Common Stock for $2.132.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

       SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED JULY 17, 1998


                                   PROSPECTUS
                                   ----------

                             WILLIAMS CONTROLS, INC.


10,880,521  SHARES  OF  COMMON  STOCK  INCLUDING   2,909,091  SHARES  UNDERLYING
CONVERTIBLE PREFERRED STOCK AND 1,403,637 SHARES UNDERLYING COMMON STOCK PURCHASE WARRANTS.

     This Prospectus relates to the offer and sale of 10,880,521 shares (the "Shares") of common stock, $.01 par value (the "Common Stock") of Williams Controls, Inc., a Delaware corporation (the "Company"), being offered by certain selling security holders (the "Selling Securityholders"). The Shares include 2,909,091 shares issuable upon the conversion of the Company's outstanding shares of Series A 7 1/2% Convertible Redeemable Preferred Stock (the "Convertible Preferred Stock") and 1,403,637 shares of Common Stock issuable upon the exercise of certain outstanding common stock purchase warrants and options (collectively, the "Warrants"). The Shares are being registered pursuant to registration rights previously granted to the Selling Securityholders. None of the shares of Convertible Preferred Stock or Warrants are being registered.

     The 6,567,793 Shares that are not underlying the Warrants or Convertible Preferred Stock were issued pursuant to the exercise of outstanding options, warrants or stock acquisition rights, or were issued to various persons in private placements of the Company's securities.


     The Convertible Preferred Stock is comprised of 80,000 shares of Series A 7 1/2% Convertible Redeemable Preferred Stock, each share of which is convertible into shares of the Company's Common Stock at the conversion rate of $2.75 per share, subject to certain adjustments (the "Conversion Price"), and is redeemable by the Company at any time prior to conversion for $100 per share, plus accrued and unpaid dividends to the date of redemption. If not earlier redeemed, the Company may force a conversion of the Convertible Preferred Stock if: (i) the Common Stock issuable upon conversion is the subject of a currently effective registration statement; and (ii) the average closing bid price of the Common Stock as listed on the National Association of Securities Dealers Automated Quotation System, the New York Stock Exchange, the American Stock Exchange or wherever the Company's Common Stock then trades, is at least 150% of the Conversion Price for 20 trading days within a 30 consecutive trading day period ending no more than ten days prior to the date set forth for conversion.

     The Warrants are comprised of: (i) 203,637 Placement Agent's Warrants, each entitling the holder to purchase one share of Common Stock for $3.30, subject to certain adjustments, exercisable until April 20, 2003; (ii) 150,000 Acrodyne Options, each entitling the holder to purchase one share of Common Stock for $.41, exercisable until November 10, 1999; (iii) 50,000 Enercorp Options, each entitling the holder to purchase one share of Common Stock for $2.44, exercisable until March 12, 2003; (iv) 25,000 Enercorp Options, each entitling the holder to purchase one share of Common Stock for $2.50, exercisable until August 4, 1999; (v) 25,000 Enercorp Options, each entitling the holder to purchase one share of Common Stock for $3.625, exercisable until May 3, 2000;
(vi) 50,000 Enercorp Options, each entitling the holder to purchase one share of Common Stock for $2.625, exercisable until September 13, 1999; (vii) 330,000 options each to purchase one share of Common Stock for $2.44; (viii) 30,000 options each to purchase one share of Common Stock for $2.656; (ix) 30,000 options each to purchase one share of Common Stock for $3.00; (x) 30,000 options each to purchase one share of Common Stock for $3.66; (xi) 30,000 options each to purchase one share of Common Stock for $2.937; and (xii) 450,000 options each to purchase one share of Common Stock for $2.132.

     This Prospectus may be used by the Selling Securityholders to sell the Share and for the resale of the Shares received upon exercise of the Warrants. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Securityholders. The Company will, however, receive the net proceeds from any exercise of the Warrants, as described under "Use of Proceeds." See "Selling Securityholders."


                                THE DISTRIBUTION
                                ----------------

     The distribution of the Shares by the Selling Securityholders may be effected from time to time in one or more transactions (which may involve block transactions) on the NASDAQ National market or on any other exchange on which the Common Stock may be traded, may be effected from time to time in one or more transactions in the over-the-counter market, in privately-negotiated transactions, or a combination of such methods of sale. Such sales will be made at the market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Shares to or through broker/dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders or the purchases of the Shares for whom the broker/dealer acts as agent. Such compensation may be less than or in excess of customary commissions. The Selling Securityholders and any brokers/dealers who participate in the distribution of the Shares may be deemed to be underwriters, and any compensation received by them, including any profit on their resale of such Shares, may be deemed to be underwriting discount and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Certain of the Selling Securityholders are market makers in the Common Stock.

     The Common Stock is listed on the NASDAQ National Market. On July 14, 1998, the closing price of the Common Stock on the NASDAQ National Market was $2.78 per share.

     Pursuant to agreements between the Company and the Selling Securityholders, the Company has agreed to pay the expenses incurred in connection with the registration of the Shares and the Company and certain of the Selling Securityholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                               ___________________

SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                               __________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSIONER NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               __________________

                  The date of this Prospectus is July ___, 1998

                              AVAILABLE INFORMATION

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington D.C. 20549; at the Commission's New York Regional Office, 7 World Trade Center, Suite 1300, New York, NY 10048; and at the Commission's Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company files its reports, proxy statements and certain other information with the Commission electronically through the EDGAR System. Information filed via EDGAR may be obtained at the Web site maintained by the Commission at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus the following documents filed with the Commission:

     1. The Company's Annual Report on Form 10-K for the year ended September 30, 1997.

     2. The Company's Quarterly Report for the fiscal quarter ended December 31, 1997.

     3. The Company's Quarterly Report for the fiscal quarter ended March 31, 1998.

     4.   The Company's  Quarterly  Report for the fiscal quarter ended June 30,
          1998.

     5. The Company's Current Report on Form 8-K filed on paper on April 1, 1998 and on Edgar on April 2, 1998.

     6.   The Company's Current Report on Form 8-K filed on June 30, 1998.

     7.   The Company's Current Report on Form 8-K filed July 15, 1998.

     8.   The Company's Current Report on Form 8-K filed July 29, 1998.

     9.   The  Company's   Proxy  Statement  for  the  1998  Annual  Meeting  of
          Stockholders held on March 27, 1998.

     10.  The  description  of  the  Company's   Common  Stock  contained  in  a
          Registration Statement on Form 8-A, Commission File No. 0-18083, as filed with the Commission on November 1, 1989.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed incorporated by reference in this Prospectus to and be a part hereof from the date of the filing of such documents. See "Additional Information." Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents not specifically incorporated by reference). Written or telephone requests for such documents should be directed to the Chief Financial Officer of the Company at 14100 SW 72nd Avenue, Portland, Oregon 97224 (503) 684-8600.


                               PROSPECTUS SUMMARY
                               ------------------

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NECESSARILY INCOMPLETE AND SELECTIVE AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS, INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

     Certain statements contained in this summary, elsewhere in this Prospectus and in the documents incorporated by reference herein, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act, as amended, and Section 21E of the Exchange Act, as amended. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumption relating to the foregoing. Certain important factors regarding the Company's business, operations and competitive environment which may cause actual results to vary materially from these forward-looking statements are discussed below under the caption "Risk Factors."

THE COMPANY

     Williams Controls, Inc., is a Delaware corporation formed in 1988. The Company's vehicle component segment, its primary business segment, was founded by Norman C. Williams in 1939 and acquired by the Company in 1988. The Company's operating subsidiaries are divided into the following three industry segments:

     --VEHICLE COMPONENTS. The Company's transportation component product lines include electronic throttle control systems ("ETC"), exhaust brakes and pneumatic and hydraulic controls. These products are used in applications which include trucks, utility and off-highway equipment, transit buses and underground mining machines. Markets for the Company's ETC are developing in smaller classes of trucks and diesel-powered pick-up trucks. The Company believes that gasoline-powered automobiles and pick-up trucks may convert to ETC, although such conversion requires engine redesign by the automotive manufacturers which is presently ongoing. The Company estimates that it has over 65% market share of ETC for Class 7 and 8 trucks. The majority of these products are sold directly to original equipment manufacturers such as Freightliner, Navistar, Volvo, Isuzu, MotorCoach Industries and Blue Bird Corporation. The Company also sells these products through a well-established network of independent distributors.

     --Electrical Components and GPS. The electrical components product line includes the design and production of microcircuits, cable assemblies and other electronic products used in the telecommunication, computer and transportation industries. The Global Positioning System ("GPS") product line includes commuter railroad train tracking and agricultural cyber-farming using global positioning and geographic information systems. Major customers include Tri-Rail, Florida Department of Transportation and Via Tropical Fruit.

     --AGRICULTURAL EQUIPMENT. The agricultural equipment product lines include rotary cutters, discs, harrows and sprayers. These products are sold to independent equipment dealers located primarily in the Southeastern United States.

     Set forth below is a list of the Company's operating subsidiaries, all of which are 100% owned, except as otherwise noted, and a brief description of each operating subsidiary's business:

VEHICLE COMPONENTS:

     WILLIAMS CONTROLS INDUSTRIES, INC. manufactures vehicle components sold primarily in the transportation industry.

     PREMIER PLASTIC TECHNOLOGIES, INC. manufactures plastic components for the automotive industry and manufactures prototype and production molds using rapid prototyping processes.

     NESC WILLIAMS, INC. installs conversion kits to allow vehicles to use compressed natural gas and provides natural gas well metering services.

     WILLIAMS AUTOMOTIVE, INC. was formed to market the Company's products to the automotive industry.


ELECTRONIC COMPONENTS and GPS:

     APTEK WILLIAMS, INC. develops and produces sensors, microcircuits, cable assemblies and other electronic products for the telecommunications and transportation industries, and conducts research and development activities to develop commercial applications of sensor related products for the subsidiaries of the Company.

     GEOFOCUS, INC. develops train tracking and cyber-farming systems using GPS and geographical information systems.

AGRICULTURAL EQUIPMENT:

     AGROTEC WILLIAMS, INC. manufactures spraying equipment for the professional lawn care, nursery and pest control industries.

     HARDEE WILLIAMS, INC. manufactures equipment used in farming, highway and park maintenance. This entity is 80% owned by the Company.

     WACCAMAW WHEEL WILLIAMS, INC. manufactures solid rubber tail wheels and other rubber products, used on agricultural equipment, from recycled truck and bus tires. This entity is 80% owned by the Company.

     TECHWOOD WILLIAMS, INC. manufactured and distributed commercial wood chippers used in landscaping and farming. Techwood ceased operations in fiscal 1997.

OTHER SUBSIDIARIES:

     WILLIAMS TECHNOLOGIES, INC. supports all subsidiaries of the Company by establishing new technologies and developing business relationships to promote "technology partnering."

     WILLIAMS WORLD TRADE, INC. located in Kuala Lumpur, Malaysia. It manages foreign sourcing for all subsidiaries of the Company, affiliates and third party customers.

     MARKETING and DISTRIBUTION. The Company sells its products to customers in diversified industries worldwide; however, approximately 77% of its sales from continuing operations are to customers in the vehicle component segment. For the fiscal years ended September 30, 1997, 1996 and 1995, Freightliner accounted for 13%, 14% and 17%, respectively, of net sales from continuing operations.
Navistar and Volvo each accounted for 11% of net sales from continuing operations in 1997 and fiscal 1996 and 11% and 8%, respectively, in fiscal 1995. Approximately 11%, 15% and 18% of net sales from continuing operations in fiscal 1997, 1996 and 1995, respectively, were to customers outside of the United States, primarily in Canada, and to a lesser extent, in Europe and Australia. The Company performs ongoing credit evaluations of its customers' financial condition and maintains allowances for potential credit losses. Actual losses/allowances have been within management's expectations.


     GOVERNMENT REGULATION. The Company's vehicle component products must comply with the National Traffic and Motor Vehicle Safety Act of 1966, as amended and regulations promulgated thereunder which are administered by the National Highway Traffic Safety Administration ("NHTSA"). If, after an investigation,
NHTSA finds that the Company is not in compliance with any of its standards or regulations, among other things, it may require the Company to recall its products which are found not to be in compliance and repair or replace such products. The Company believes it is currently in compliance with NHTSA.

     PRODUCT RESEARCH DEVELOPMENT. The Company's operating facilities engage in engineering, research and development and quality control activities to improve the performance, reliability and cost-effectiveness of the Company's product lines. The Company's engineering staff works closely with its customers in the design and development of new products and adapting products for new applications. During fiscal 1997, 1996 and 1995, the Company spent $1,849,000, $2,144,000 and $1,445,000, respectively, on these activities for continuing operations. The Company intends to increase its research and development expenditures in fiscal 1998 to design ETC products compatible with gasoline powered vehicles, develop commercial applications for inertia, tilt, Hall effect and optical sensor products, and further develop train tracking products. The Company is in early stages of development of these programs and expects to increase research and development spending by approximately $1 million in fiscal 1999. The majority of the additional expense will be spent on developing a low cost foot pedal, which is in early stages of development.

     RAW MATERIALS. The Company produces its products from raw materials, including brass, aluminum, steel, plastic, rubber and zinc, which currently are widely available at reasonable terms. The Company relies upon, and expects to continue to rely upon CTS Corporation, Robertshaw and Caterpillar, Inc. as single source suppliers for critical components and/or products. Although these suppliers have been able to meet the Company's needs on a timely basis, and appear to be willing to continue being suppliers to the Company, there is no assurance that a disruption in a supplier's business, such as a strike, would not disrupt the supply of a component. Although the Company has recently experienced stable prices, prices for aluminum zinc, rubber, steel, and mechanical components such as gearboxes, hydraulics, and contact position sensors could fluctuate and affect profitability.

     PRODUCT WARRANTY. The Company warrants its products to the first retail purchaser and subsequent owners against malfunctions occurring during the warranty period resulting from defects in material or workmanship, subject to specified limitations. The warranty on vehicle components is limited to a specified time period, mileage or hours of use, and varies by product and application. The Company has established a warranty reserve based upon its estimate of the future cost of warranty and related service costs. The Company regularly monitors its warranty reserve for adequacy in response to historical experience and other factors.


     EMPLOYEES. As of June 30, 1998, the Company employs approximately 509 employees, including 138 union employees. The non-union employees of the Company are engaged in sales and marketing, accounting and administration, product research and development, production and quality control. The union employees are engaged in manufacturing vehicle components in the Portland, Oregon facility and are represented by the International Union, United Automobile Workers of America and Amalgamated Local 492 (the "Union"). The Company and the Union have a collective bargaining agreement that expires in September 2002, which provides for wages and benefits (including pension, death, disability, health care, unemployment, vacation and other benefits) and contains provisions governing other terms of employment, such as seniority, grievances, arbitration and union recognition. Management of the Company believes that its relationships with its employees and the union are good. The Company could experience changes in non-union labor costs as a result of changes in local economies and general wage increases.


     The Company's executive offices are located at 14100 SW 72nd Avenue, Portland, Oregon 97224. Its telephone number is (503) 684-8600.


The Offering


Common Stock Outstanding
  Before the Offering................         18,181,088 shares (1)
Common Stock Offered by the
  Selling Securityholders............         10,880,521 shares (2)
Common Stock Outstanding after
  exercise or Conversion of
  Warrants and Convertible
  Preferred Stock....................         22,493,816 shares (3)
Use of Proceeds......................         The net proceeds from the exercise
                                              of  the  Warrants,  if any, may be
                                              used  for  general working capital
                                              purposes.  See "Use of Proceeds."
NASDAQ National Market Symbol........         WMCO

________________

     (1) Does not include Common Stock reserved for issuance as follows: (i) 2,325,300 shares issuable upon exercise of currently outstanding options; and
(ii) 874,700 shares reserved for additional options to be granted under the Company's stock option plans.

     (2) Includes 2,909,091 shares issuable upon conversion of Convertible Preferred Stock and 1,403,637 shares issuable upon exercise of Warrants.

     (3) The Company is not aware of any arrangements for the exercise of the Warrants and there is no assurance that all or any of the outstanding Warrants will be exercised.


                                  RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT IN THE COMPANY.




     CHANGES IN DIVERSIFICATION STRATEGY. For the period from fiscal 1994 through fiscal 1996, the Company pursued an acquisition strategy to diversify its operations during which the Company made several acquisitions of companies that were involved in unrelated businesses. During fiscal 1997, the Company discontinued its diversification acquisition strategy in order to focus its corporate and financial resources on opportunities emerging in the vehicle components and GPS train tracking markets and also for the development of commercial applications of sensor related products. No assurance can be given that the Company will be able to capitalize on opportunities emerging in vehicle components, GPS train tracking markets and/or the development of commercial applications of sensor related products, or if the Company is successful in one or more of its endeavors, that such endeavors will be profitable for the Company.





     HIGHLY COMPETITIVE MARKET. In general, the Company's products are sold in highly competitive markets to customers who are sophisticated and demanding concerning price, performance and quality. Products are sold in competition with other independent suppliers (some of which have substantial financial resources and significant technological capabilities), and many of these products are, or could be, produced by the manufacturers to which the Company sells these products. The Company's competitive position varies among its product lines.

In the vehicle components segment the Company is the dominant producer of ETCs sold in the heavy truck ETC market. The Company has only one primary competitor in the diesel heavy truck market. The Company also manufactures pneumatic and air control systems for the heavy truck market, which is comprised of numerous highly fragmented competitors. The Company believes the principal method of competition for ETC in the trucking industry is quality and engineering added value and reputation. In addition, attainment of the ISO 9001 and QS 9000 quality certifications is critical to qualifying as a supplier to the automotive industry and certain manufacturers in the truck industry. The Company's two manufacturing facilities in its vehicle components segment have attained these certifications. In the automotive market, ETC are not yet a well established product line; however, the Company believes that there are approximately five major competitors currently supplying foot pedals to the major automobile manufacturers and competing for the automotive ETC market. These companies are substantially larger than the Company and have longstanding relationships with their customers, which could be a significant barrier to the Company entering into this market.

In the agricultural equipment segment, the Company competes primarily against four competitors, three of which are substantially larger than the Company. The principal methods of competition in this segment are price, delivery and payment terms. Competitors in this industry currently provide seasonal dating for payment of accounts receivable, in some cases up to 180 days for payment of invoices.

The primary revenues from the Company's electronic components and GPS segment are derived from sales of thick film hybrids. This industry has numerous competitors, which compete primarily on engineering capability and price. Although a GPS product designed for freight train tracking is currently available on the market, the Company does not believe there are any major competitors for its commuter train tracking product.

     ENTRANCE INTO NEW MARKETS. The Company plans to introduce its ETC product into new markets including international markets, higher-volume small truck markets, and gasoline engine automotive markets. Although the Company's ETC product has been successful in the domestic heavy-duty truck market, there is no assurance that this product will be accepted in these new markets. Additional penetration of the Company sales into the diesel ETC market will be dependent upon conversion of smaller diesel engines to electronic engines which is controlled by the engine manufacturers in the United States. Conversion of smaller diesel engines to ETC that are not yet electronic in Western Europe is dependent upon compliance with and tightening of air control standards in this region.

     INTRODUCTION OF ETC INTO GASOLINE ENGINES. Introduction of ETC into gasoline engines will require modification or redesign of engine components that will depend upon the timing of development by the automotive manufacturers and their original equipment manufacturers. The Company has no control over the timing of the introduction of ETC into the automotive or higher-volume truck markets. The Company will be competing against much larger competitors in these markets with financial resources much greater than those of the Company and with existing long term supplier relationships with the automotive industry.

     GOVERNMENT REGULATION. Because many of the products that the Company manufactures are integral in maintaining the safety of the vehicles using them while operating on highways, the products are subject to adherence to regulatory standards and close scrutiny from agencies of the Federal government.

The Company's vehicle component products must comply with the National Traffic and Motor Vehicle Safety Act of 1966, as amended, and regulations promulgated thereunder which are administered by the National Highway Traffic Safety Administration ("NHTSA"). If, after an investigation, NHTSA finds that the Company is not in compliance with any of its standards or regulations, among other things, it may require the Company to recall its products which are found not to be in compliance and repair or replace such products. The Company believes it is currently in compliance with NHTSA.

     FACTORS AFFECTING PRODUCT DEMAND. The Company's vehicle component segment is heavily dependent upon the truck, utility vehicle and heavy equipment manufacturing industries. The performance of such industries, and thus their demand for component parts, tend to mirror general economic trends. During periods of economic expansion, when industrial production is increasing, demand for diesel engines ordinarily increases, and during recessionary times the diesel engine industry is adversely affected by declines in demand. Recently, the Company has experienced an increase in sales of its ETC which it believes is, in part, a result of an economic expansion. Due in part to the maturity of the heavy-diesel engine industry, there can be no assurance that such an increase in sales related to economic expansion or other factors will be sustained. These industries could experience downturns which would affect the Company's sales at its primary manufacturing facility. The Company's agricultural equipment segment is dependent upon sales to farmers in the Southeastern United States. Sales to these customers are dependent greatly upon farm income and could be affected by crop yields, weather, government subsidies for farming such as tobacco subsidies, and other factors. The Company has recently experienced a downturn in this market, primarily because of weather and reduced government subsidies for tobacco.


     CONCENTRATION OF SALES. The Company sells its products to customers in diversified industries worldwide; however, approximately 77% of its sales from continuing operations are to customers in the vehicle component segment. For the fiscal years ended September 30, 1997, 1996 and 1995, Freightliner accounted for 13%, 14% and 17%, respectively, of net sales for continuing operations. Navistar and Volvo each accounted for 11% of net sales from continuing operations in 1997 and fiscal 1996 and 11% and 8%, respectively, in fiscal 1995.



     RISKS RELATED TO FOREIGN SALES. Approximately 11%, 15% and 18% of net sales for continuing operations in fiscal 1997, 1996 and 1995, respectively, were to customers outside of the United States, primarily in Canada, and to a lesser extent, in Europe and Australia. The loss of one or more of its significant customers or a material decline in sales to one or more of such customers could have a material adverse effect on the Company. The Company is attempting to increase foreign sales. Based on the Company's current level of foreign sales and expected future levels, the Company's results could be significantly affected by weak economic conditions in countries in which it does significant business and by changes in foreign currency exchange rates affecting those countries. The Company's sales are currently denominated in U.S. currency and does not have a foreign currency exchange risk.



On July 22, 1998 the U.S. Securities and Exchange Commission published Staff Legal Bulletin No. 6 (CF/MR/IM) which requires disclosure related to the impact of the conversion by the eleven member states of the European Union to a common currency, the "euro" on January 1, 1999. The Company is addressing the risk associated with this conversion; however, it is unaware at this time of any potential material adverse effect associated with the conversion. The Company is in the process of developing a plan to analyze the impact, if any, from the euro conversion.

     RELIANCE ON SINGLE SOURCE SUPPLIERS. The Company relies upon, and expects to continue to rely upon CTS Corporation, Robertshaw and Caterpillar, Inc., as single source suppliers for critical components and/or products. There can be no assurance that these suppliers will be able to meet the Company's future needs on a timely basis, or be willing to continue to be a supplier to the Company, or that a disruption in a supplier's business, such as a strike, would not disrupt the supply of a component that could not easily be replaced as other suppliers of such products currently do not exist.


     POTENTIAL PRODUCT LIABILITY. Certain of the Company's products are integral parts of braking and acceleration systems for heavy equipment, buses, and long-haul trucks, and failure of any part of the system may result in personal injury to the operator or other persons in the area, for which injured parties may attempt to hold the Company liable.

     PRODUCT WARRANTY. The Company provides a standard limited warranty on certain of its products. The Company has established a reserve for future warranty claims based on its estimate of the future cost of warranty and related service costs. The Company believes that these reserves are reasonable, based on its experience with products and claims. However, there can be no assurance that the amount of this reserve will be sufficient to cover future warranty claims against the Company.

     CONTROL BY MANAGEMENT. As of June 30, 1998, Thomas W. Itin, Chairman, President, Chief Executive Officer and Treasurer of the Company beneficially owns approximately 28.2% of the Company's Common Stock. Mr. Itin also owns approximately 18.5% of Enercorp, Inc., an entity that beneficially owns approximately an additional 10.7% of the Company's Common Stock. H. Samuel Greenawalt, a director of the Company, who beneficially owns 1.1% of the Company's Common Stock, also owns approximately 2.4% of Enercorp, Inc. Further, all executive officers and directors of the Company as a group (ten persons) beneficially own approximately 40.2% of the Company's Common Stock. As a result, the Company's management, and Mr. Itin in particular, are in a position to significantly influence the direction and policies of the Company, the election of the Board of Directors of the Company and the outcome of any other matters requiring shareholder approval.

     ENVIRONMENTAL. The Company has identified certain contaminants in the soil and groundwater at and around its Portland, Oregon manufacturing facility which the Company believes may have been disposed of on the property by the previous property owner. The Company has conducted tests to determine the levels of contaminants and the lateral and vertical extent of the contamination. Concentrations of trichloroethane ("TCE") have been discovered in shallow groundwater samples in amounts that are greater than the Federal drinking water maximum contaminant levels. However, the manufacturing facility is located in an industrial area and the impacted groundwater is not used nor is it anticipated to be used for drinking water. The Company believes that the contamination is not a reportable condition under the current Oregon statutes, but there is no assurance that the Oregon Department of Environmental Quality ("DEQ") would not take the position that the event is reportable or that state environmental laws adopted in the future would make this a reportable event. Under Oregon statutes, the Company and other potentially responsible parties are required to investigate further and possibly remediate the contamination. The Company believes that, if required, the remediation would take the form of permanent monitoring, but could include the treatment or removal of the contamination. The Company cannot estimate the costs of permanent monitoring, treatment or clean up at the present time. However, any costs of treatment or cleanup could adversely affect the Company materially.


     Under the terms of the agreement for the sale of the Portland manufacturing facility, the Company is obligated to provide $3.2 million of debt financing to the purchaser until the Company receives a no-further-action letter from the DEQ related to the environmental issue. The Company provided a $3.2 million loan to the purchaser in April 1998. The Company intends to seek indemnification from the prior property owner under the terms of the asset purchase agreement with the prior owner and require the prior owner either to provide such required financing or to pay for the costs of investigation and remediation that would result in a no-further-action letter. The prior property owner has advised the Company that it would dispute any liability for remediation costs. The Company believes it can enforce available claims against the prior property owner for any costs of investigation and remediation. The Company believes it is currently in compliance with environmental regulations.


     BUILDING REPURCHASE OBLIGATION. The Company sold its Portland manufacturing facilities under a sale-leaseback for $4.6 million in April 1997. As stated in Environmental, under the terms of the purchase agreement, the Company was obligated to provide $3.2 million of debt financing to the purchaser until the Company receives a no-further-action letter from the DEQ related to the environmental issue. In addition, the Company may be require to, and also has the option to, repurchase the building from the purchaser if it does not receive a no-further-action letter before April 18, 1999.

     BANK INDEBTEDNESS. The Company has significant bank indebtedness that bears interest at rates that fluctuate with the prime rate. The Company's net earnings would be adversely affected by any significant increase in the prime rate. In addition, the Company's current bank credit facility secures substantially all of the Company assets as collateral for the loan, and the Company is required to maintain minimum tangible net worth and minimum working capital and is limited as to the amount of capital spending by the Company in any twelve-month period.

     HISTORY OF OPERATING LOSSES OF CERTAIN SUBSIDIARIES. Certain subsidiaries of the Company have a history of operating losses since acquisition. Although the Company has hired management, adopted business plans, disposed of one significant subsidiary and instituted operational changes that it believes will improve operating results, there is no assurance that these subsidiaries will achieve profitability. The Company has not adopted a formal plan to dispose of any of such operations. If the Company is unsuccessful in achieving profitability at these facilities, the Company may decide to sell or otherwise dispose of them. There is no assurance that the Company would be able to sell such operations at a price that would not result in a loss upon the sale.

     SALE OF KENCO WILLIAMS, INC. On March 16, 1998, the Company completed the sale of a substantial portion of the assets of Kenco Williams, Inc. ("Kenco") and entered into warehousing and lease agreements with the purchaser. Consideration to the Company consisted of $1.1 million cash, a receivable from the purchaser for inventory sold of $430,000, assumption of $1 million of trade payables and other liabilities, and $2 million of Series A Preferred Stock of the purchaser. The purchaser has agreed to purchase from the Company approximately $2.6 million of remaining inventory on or before September 30, 1998 and has agreed to lease the building from the Company until September 30, 1998. If the purchaser achieves certain financial operating performance targets before March 31, 1999, the Company anticipates that it would convert the preferred stock into common shares of the purchaser and dividend such shares in a spin-off transaction to the Company's stockholders. Holders of the Company's Series A 7 1/2% Convertible Redeemable Preferred Stock would be entitled a pro rata share of any spin-off.

     INVESTMENT IN AJAY SPORTS, INC. ("Ajay"). On June 30, 1998, the Company entered into an agreement (the "Agreement") with Ajay Sports, Inc. which restructured the Company's investment in Ajay and allowed the Company to amend its Credit Agreement with its lender. Under the Agreement, the Company agreed to invest $2 million into Ajay and convert $5 million of its loans and advances to Ajay into Ajay convertible preferred stock. As a result of the additional investment, previously agreed assumption of certain liabilities and payments of certain Ajay bank indebtedness, the Company's investment in Ajay could increase to up to $8.6 million. The Chairman of the Company has provided a guaranty to the Company of the investments in and loans to Ajay.

     As a result of the Ajay restructuring, the Company and its lender amended its Credit Agreement to eliminate Ajay from the Credit Agreement and eliminate the Company's guarantee of Ajay's debt. Previously, the Company and Ajay had been joint borrowers under a $34.1 million joint and several liability Credit Agreement. The amended Credit Agreement provides for total borrowings up to $16.5 million, reduces the interest rate on the revolving loan to the Bank's prime rate and increases advance rates against inventory and accounts receivable.

     DEPENDENCE UPON PERSONNEL. The Company is dependent upon the services of Thomas W. Itin and Gerard H. Herlihy. Mr. Itin is Chairman, President, Chief Executive Officer and Treasurer of the Company. Mr. Herlihy is Chief Administrative and Chief Financial Officer and Secretary of the Company. The
Company has an employment agreement with Mr. Itin that expires in August 2002. The Company does not have an employment agreement with Mr. Herlihy. If either of such individual's services were to become unavailable to the Company for any reason, the Company's success could be materially and adversely affected. The Company does not carry key-man life insurance.

     NO DIVIDENDS. The Company has never paid any cash dividends on its Common Stock and does not anticipate paying cash dividends on the Common Stock in the foreseeable future. The payment of dividends on the Common Stock by the Company will depend on its earnings, financial condition and other business and economic factors including borrowing restrictions affecting the Company at such time as the Board of Directors may consider relevant. In addition, the Company's loan agreement currently prevents the payment of dividends on common or new preferred shares without permission of the bank. Payments of the dividend on the Series A preferred are allowed under the terms of the loan agreement.

     ANTI-TAKEOVER PROVISIONS OF CHARTER AND BYLAWS. Certain provisions of the Company's charter and bylaws may delay or frustrate the removal of incumbent directors and may prevent or delay a merger, tender offer or proxy contest involving the Company that is not approved by the Board of Directors, even if such events may be beneficial to the interests of stockholders. For example, the Company's Board of Directors, without stockholder approval, has the authority and power to issue all authorized and unissued shares of Common Stock and preferred stock which have not otherwise been reserved for issuance. Thus, the Board of Directors could currently issue 26,584,832 shares of Common Stock on such terms as the Board of Directors determines. The Board of Directors could currently also issue 49,920,000 shares of preferred stock (assuming that all 80,000 shares of Convertible Preferred Shares are sold) and such preferred stock could have voting or conversion rights which could adversely affect the voting power of the holders of Common Stock. Furthermore, the Company's charter provides for three classes of directors with staggered terms of office. In addition, the Delaware General Corporation Law contains provisions that may have the effect of making it more difficult or delaying attempts by other to obtain control of the Company.

     "PENNY STOCK" RULES. The Company's Common Stock is presently traded on the NASDAQ National Market System. If the Company fails to maintain such listing for its Common Stock, and no other exclusion from the definition of "penny stock" under the Exchange Act is available, then any broker engaging in a transaction in the Company's securities would be required to provide any customer with a risk disclosure document and the compensation of the broker/dealer in the transaction and monthly account statements showing the market values of the Company's securities held in the customers accounts. The bid and offer quotations and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transaction in the Company's securities, they would become less willing to engage in such transaction, thereby making it more difficult for holders of shares of Common Stock to dispose of their shares.

     SUBSTANTIAL DILUTION. Dilution may also be incurred upon the exercise of outstanding options and warrants granted under the Company's stock option plans and other options, warrants and outstanding convertible securities.


                                 USE OF PROCEEDS
                                 ---------------

     It is not likely that any outstanding Warrants will be exercised unless the market price of the Common Stock increases significantly. Alternatively, the Company may lower the exercise price of the Warrants to below the current market price, thereby encouraging their exercise. If the Warrants are exercised at their current prices, which is unlikely at this time, the Company will receive net proceeds from such exercise of approximately $3,278,317. See "Plan of Distribution." The proceeds may be used for working capital purposes.

                            SELLING SECURITYHOLDERS
                            -----------------------

     The following tables set forth the number of Shares and the total number of Shares assuming the conversion or exercise of all Convertible Preferred Stock and Warrants owned by each of the Selling Securityholders and registered hereunder. Except as indicated, the Selling Securityholders are offering all of the shares of Common Stock owned by them or received by them upon the exercise or conversion of the Warrants or Convertible Preferred Stock and none of the Selling Securityholders is the beneficial owner of one percent or more of the outstanding shares of Common Stock (including the Shares offered hereby).

     Because the Selling Securityholders may offer all or part of the Shares or the shares of Common Stock received upon conversion or exercise of the Convertible Preferred Stock and/or Warrants, which they hold pursuant to the Offering contemplated by this Prospectus, and because their offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Convertible Preferred Stock and/or Warrants that will be held upon termination of this Offering. The Shares and the shares of Common Stock received upon conversion or exercise of the Convertible Preferred Stock and/or Warrants offered by this Prospectus may be offered from time to time by the Selling Securityholders named below.

TABLE: Shares and Shares underlying Convertible Preferred Stock, and Warrants to be registered and offered by the Selling Securityholders.

                                                                                                                          Shares
                                                   Convertible       Placement                                          Owned After
                                                    Preferred          Agent's                            Total          Completion
Selling Securityholder               Shares           Stock           Warrants      Other Options         Shares        of the Offer
----------------------            ------------     -----------      -----------     -------------     ------------      ------------

Acrodyne                            1,050,000                                           150,000         1,200,000           0
Acrodyne Profit Sharing Plan          400,000                                                             400,000           0

Ajay Sports, Inc.                     206,719                                                             206,719           0

John F. Alexander, Jr.                 42,255                                                              42,255           0
Robert W. and Susan M. Allen                          90,909                                               90,909           0
Jude Aririguzo                                         3,636                                                3,636           0
E.H. Arnold                                          181,819                                              181,819           0
Gary P. Arnold                                        18,182                                               18,182           0
Hamilton T. Bailey                                     5,455                                                5,455           0
Russell J. Bernier                                                      1,000                               1,000           0
Josephine Besemer                      12,000                                                              12,000           0
Bonat FBO Spangler Candy & Related
  Companies Retirement Trust                          72,727                                               72,727           0
Alvin R. Bonnette Rev. Trust
  dtd 1/31/85                                         14,545                                               14,545           0
Bernard Brown Trust A/C #1 IRA
  Rollover, Crestar Bank, Custodian                   18,182                                               18,182           0
Bernard Brown Trust A/C #2 IRA
  Rollover, Crestar Bank, Custodian                   29,091                                               29,091           0
Michael J. Brunone                                                      1,000                               1,000           0
Richard Buchakjian                                    14,545                                               14,545           0


                                       19

                                                                                                                          Shares
                                                   Convertible       Placement                                          Owned After
                                                    Preferred          Agent's                           Total          Completion
Selling Securityholder               Shares           Stock           Warrants      Other Options        Shares        of the Offer
----------------------            ------------     -----------      -----------     -------------     ------------     ------------

Peter M. Burns                                                         15,500                              15,500           0
Rosemary C. Butcher                    15,000                                                              15,000           0
R. William Caldwell                     5,000                                            50,000            55,000           0
David Carr                              2,115                                                               2,115           0
Phillip E. and Betty Casey                            36,364                                               36,364           0
William Chaney                                         3,636                                                3,636           0
Charles Schwab & Co., Inc. FBO
  Dr. Neil Kantor IRA                                 36,364                                               36,364           0
Christiana Companies Inc. Employee
  Savings & Profit Sharing Plan                        9,091                                                9,091           0
Jeanne Copeland, IRA, Crestar
  Bank, Custodian                                      9,091                                                9,091           0
Ralph J. Cuomo                                         2,000                                                2,000           0
Joseph G. D'Amadeo                                                     29,750                              29,750           0
Joseph and Tracy D'Amadeo                              7,273                                                7,273           0
Jack Dangermond                        10,560                                                              10,560           0
Dearborn Wheels, Inc.                  59,000                                                              59,000           0
Guerino DeLuca                                        14,545                                               14,545           0
Dolphin Offshore Partners, L.P.                      463,637                                              463,637           0
Paul Dratel                                                               200                                 200           0
EBS Micro Cap Partners                                54,545                                               54,545           0
EBS Partners, L.P.                                   109,091                                              109,091           0
John W. and Mary Sue Egan                              3,636                                                3,636           0
Emanon Partners, L.P.                                127,273                                              127,273           0


                                       20


                                                                                                                          Shares
                                                   Convertible       Placement                                          Owned After
                                                    Preferred          Agent's                           Total          Completion
Selling Securityholder               Shares           Stock           Warrants      Other Options        Shares        of the Offer
----------------------            ------------     -----------      -----------     -------------     ------------     ------------

EMJAYCO FBO Theumling Industries
  Products PSP                                        10,909                                               10,909           0
Enercorp, Inc.                      1,852,329                                           150,000         2,002,329           0
The Equity Group Profit Sharing
  Plan and Trust                                      81,819                                               81,819           0
John C. Ernst Revocable Trust                         36,364                                               36,364           0
Elsa V. Finnel                                         9,091                                                9,091           0
Dennis Fortin                                         36,364                                               36,364           0
James E. Foy                                          18,182                                               18,182           0
Keith M. Ganzer                                        6,000                                                6,000           0
Robert D. Goldstein                                   45,455                                               45,455           0
Justin Gasarch                                         9,091                                                9,091           0
H. Samuel Greenawalt                                                                     50,000            50,000           0
Douglas E. Hailey                                      3,636           35,487                              39,123           0
Douglas E. Hailey Profit Sharing
  Plan                                                 5,455                                                5,455           0
Gregory Robert Hebard
  Irrevocable Living Trust           103,000                                                              103,000           0
Robert R. Hebard & Dawn E. Hebard
  JTWROS                              14,000                                                               14,000           0
Whitney Lynn Hebard Irrevocable
  Living Trust                       103,000                                                              103,000           0
Richard J. Hess                                        3,636                                                3,636           0
Hilltop Offshore Limited                              10,000                                               10,000           0


                                       21

                                                                                                                          Shares
                                                   Convertible       Placement                                          Owned After
                                                    Preferred          Agent's                           Total          Completion
Selling Securityholder               Shares           Stock           Warrants      Other Options        Shares        of the Offer
----------------------            ------------     -----------      -----------     -------------     ------------     ------------

Hilltop Partners, L.P.                                24,982                                               24,982           0
Nina Beardsley Itin Irrevocable
  Living Trust                        85,000                                                               85,000           0
Shirley B. Itin TTEE Elinor Lee Itin
  Irrevocable Living Trust             3,000                                                                3,000           0
Shirley B. Itin TTEE Gregory Robert
  Hebard Irrevocable Living Trust      3,000                                                                3,000           0
Shirley B. Itin TTEE Whitney Lynn
  Hebard Irrevocable Living Trust      3,000                                                                3,000           0
Shirley B. Itin TTEE Wyatt Otto Itin
  Irrevocable Living Trust             3,000                                                                3,000           0
Thomas W. Itin                                                                          750,000           750,000           0
Timothy S. Itin                        5,000                                             50,000            55,000           0
Timothy S. Itin Irrevocable Living
  Trust                               85,000                                                               85,000           0
Jemautco, Inc.                                        90,909                                               90,909           0
David A. Jonas                                         3,636                                                3,636           0
Howard Kalka                                           9,091                                                9,091           0
Lawrence Kane                                          3,636                                                3,636           0
Cecelia King                          10,560                                                               10,560           0
Jeremy Kisner                                          9,091                                                9,091           0
Willis V. Kittleman, Jr. DDS PC       15,000                                                               15,000           0


                                       22


                                                                                                                          Shares
                                                   Convertible       Placement                                          Owned After
                                                    Preferred          Agent's                           Total          Completion
Selling Securityholder               Shares           Stock           Warrants      Other Options        Shares        of the Offer
----------------------            ------------     -----------      -----------     -------------     ------------     ------------

William E. Kuntz                                      10,910                                               10,910           0
Brian S. and Debra L. Larson                          14,545                                               14,545           0
Stanley Latimer                       10,560                                                               10,560           0
Kenward Lawson                                                            200                                 200           0
Gustave L. Levinson                                    18,182                                              18,182           0
Ronald N. and Elizabeth Magruder                       36,364                                              36,364           0
Robert Main                                             3,636                                               3,636           0
William P. Malone                                                       2,500                               2,500           0
Joseph A. Martha                                        3,636                                               3,636           0
Robert A. Maurin, III                                  10,909                                              10,909           0
Merrill Lynch, Custodian for
  Raybourne Thompson, Jr.                              36,364                                              36,364           0
Merrill Lynch, Custodian for
  Spangler Candy Company Capital                      54,545                                               54,545           0
Microcap Partners, L.P.                               69,636                                               69,636           0
MLPF&S FBO James M. Vickers IRA
  FBO James M. Vickers                                36,364                                               36,364           0
Donald V. Moline                                       1,818                                                1,818           0
Harrison Mitchell                                      3,636                                                3,636           0
John V. Moynes                                         2,182                                                2,182           0
Steven J. Mucciolo                                                        300                                 300           0
Charles F. Nelson                                     10,909                                               10,909           0

                                       23

                                                                                                                          Shares
                                                   Convertible       Placement                                          Owned After
                                                    Preferred          Agent's                           Total          Completion
Selling Securityholder               Shares           Stock           Warrants      Other Options        Shares        of the Offer
----------------------            ------------     -----------      -----------     -------------     ------------     ------------

Northridge Partners, Crestar
  Bank, Custodian                                     72,727                                               72,727           0
Richard V. Nuttall                                     3,636                                                3,636           0
Richard Oh                                                              4,250                               4,250           0
John L. and Maria Palazzola                           18,182                                               18,182           0
Vincent Palmieri                                                        2,000                               2,000           0
Lynn M. Parry IRA Rollover
  Crestar Bank, Custodian                              3,636                                                3,636           0
James Pendulik                                         3,636                                                3,636           0
Sandra K. Peruski                      6,000                                                                6,000           0
Phronesis Partners, L.P.                             139,455                                              139,455           0
Kenneth Plotkin                                        9,818                                                9,818           0
R&D Investment Partnership, L.P.                     109,091                                              109,091           0
Michael E. Recca                                                       35,000                              35,000           0
Karl C. Reeves                                                          1,500                               1,500           0
Joseph F. Regan                                        7,273                                                7,273           0
Rush Holdings, Inc.                  225,000                                                              225,000           0
Samuel Leonard Trust                                   3,636                                                3,636           0
Robert Sanville                                        3,636                                                3,636           0
Richard E. and Janet E. Saunders                       7,273                                                7,273           0
Christopher C. Schreiber                               7,273           13,250                              20,523           0
Robert C. Schroeder                                                     1,500                               1,500           0

                                       24

                                                                                                                          Shares
                                                   Convertible       Placement                                          Owned After
                                                    Preferred          Agent's                           Total          Completion
Selling Securityholder               Shares           Stock           Warrants      Other Options        Shares        of the Offer
----------------------            ------------     -----------      -----------     -------------     ------------     ------------

Shadow Capital, LLC                                   54,545                                               54,545           0
SICO - A Michigan Co-Partnership     400,000                                                              400,000           0
Valdemar A. Skov                                       3,636                                                3,636           0
Gordon Souaid                                          7,273                                                7,273           0
Robert G. Souaid                                      10,909                                               10,909           0
Sharon Stauber                                         3,636                                                3,636           0
Arthur D. Sterling                                    36,364                                               36,364           0
Michael A. Stern                                                          350                                 350           0
James Tadych                                          18,182                                               18,182           0
Michael N. Taglich                                    47,272           29,750                              77,022           0
Robert F. Taglich                                     54,545           29,750                              84,295           0
Technology Licensing Corporation      20,000                                                               20,000           0
Thirteen Pines Partnership                            18,182                                               18,182           0
Christopher J. Thompson                                                   350                                 350           0
TICO - A Michigan Co-Partnership   1,742,000                                                            1,742,000           0
Morton L. Topfer                                      72,727                                               72,727           0
Wafgal Limited                                         3,636                                                3,636           0
Wechsler & Co., Inc.                                  36,364                                               36,364           0
William and Elizabeth A. Wieck                         9,091                                                9,091           0
James Wilen                                           36,364                                               36,364           0
James Wilen IRA, Crestar
  Bank, Custodian                                     18,182                                               18,182           0
Benjamin Williamowsky, IRA,
  Crestar Bank, Custodian                              9,091                                                9,091           0



                                       25

                                                                                                                          Shares
                                                   Convertible       Placement                                          Owned After
                                                    Preferred          Agent's                           Total          Completion
Selling Securityholder               Shares           Stock           Warrants      Other Options        Shares        of the Offer
----------------------            ------------     -----------      -----------     -------------     ------------     ------------

Williams Controls, Inc. Retirement
  Income Plan                         15,000                                                               15,000           0
Wolfson Equities                                      19,564                                               19,564           0
Clarence H. Yahn                      30,000                                                               30,000           0
York Road Anesthesia Association
  Defined Constitution Plan                            3,636                                                3,636           0
Paul Zwick                            31,695                                                               31,695           0


Totals                             6,567,793       2,909,091          203,637         1,200,000        10,880,521           0



                              PLAN OF DISTRIBUTION
                              --------------------

The Shares, from time to time, may be offered for sale either directly by the Selling Securityholders or by their pledgees, donees, transferrees or other successors in interest. Such sales may be made in the over-the-counter market or in negotiated transactions. Sales of Shares in the over-the-counter market may be by means of one or more of the following: (a) a block trade in which a broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchase by a dealer as principal and resale by such dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Securityholders may arrange for other brokers or dealer to participate. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

The Selling Securityholders have agreed to proportionately reduce their Shares offered hereby if an underwriter of the Company's securities determines that the total amount of Common Stock to be included in the offering exceeds the amount which the underwriter deems to be appropriate for the Offering. In addition, the Selling Securityholders have agreed not to sell the Shares offered hereby during the time of any distribution of the Company's securities or while the Company is repurchasing its securities if sales by the Selling Securityholders during such times would violate federal securities laws.

Except as set forth above, the Selling Securityholders have advised the Company that they have made no arrangement or agreements with any underwriters, brokers or dealers regarding the resale of the Shares prior to the effective date of this Prospectus. The Selling Securityholders may pay commissions or allow discounts to any brokers or dealers participating in the resale of the Shares, which commissions or discounts may be less than or in excess of the customary rates of such brokers or dealers for similar transactions. The Shares will be sold at market prices prevailing at the time of sale or at negotiated prices which will be not less than prevailing market prices.

The Selling Securityholders that participate in sales of the Shares and any underwriters, brokers or dealers engaged by them may be deemed underwriters, and any profits on sales of the Shares by them and any discounts, commissions or concessions received by any Selling Securityholder or underwriter, broker or dealer may be deemed to be underwriting discounts or commissions under the Securities Act.

Upon the Company being notified by a Selling Securityholder that any material arrangement has been entered into with an underwriter, broker or dealer for the sale of the Shares through a secondary distribution or a purchase by an underwriter, broker or dealer, a supplemented prospectus will be filed, if required, disclosing such of the following information as the Company believes appropriate: (i) the name of each such Selling Securityholder and of the participating underwriter, broker or dealer; (ii) the number of Shares involved;
(iii) the price at which such Shares were sold; (iv) the commissions paid or discounts or concessions allowed to such underwriter, broker or dealer and (v) other facts material to the transaction.

The Company has agreed to indemnify the Selling Securityholders, and the Selling Securityholders have agreed to indemnify the Company, against certain civil liabilities, including liabilities under the Securities Act.

The Company is offering the Shares to the holders of the Warrants and the Convertible Preferred Stock and will amend or supplement this Prospectus, from time to time, to reflect the exercise of Warrants and the Convertible Preferred Stock by the holders thereof and to permit the public sale of the Shares.

The Company is unable to predict the effect which sales of the Shares offered hereby might have upon the Company's ability to raise further capital.

The Company will pay all of the expenses incident to the offering and sale of the Shares to the public other than commissions and discounts of underwriters, dealers or agents.

In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such states or an exemption from registration or qualification is available and complied with.


                   INDEMNIFICATION PROVIDED IN CONNECTION WITH
                   THE OFFERING BY THE SELLING SECURITYHOLDERS
                   -------------------------------------------

The placement agent for and investors in the private placements of the Company's securities occurring in April 1998, and the Selling Securityholders have agreed to indemnify, to the extent permitted by law, the Company, its directors, its officers and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact or any omission or alleged omission of a material fact required to be stated in a registration statement, prospectus, private placement memorandum or any amendment thereof or supplement thereto or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) no misleading, in each case to the extent, but only to the extent, that any such loss, liability, claim, damage or expense arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information or affidavits relating to such investors or the placement agent furnished to the Company for use therein.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS
                                  -------------

The legality of the shares of Common Stock being offered will be passed on for the Company by Friedlob Sanderson Raskin Paulson & Tourtillott, LLC, Denver, Colorado.


                                     EXPERTS
                                     -------

The audited consolidated financial statements and schedule of Williams Controls, Inc. and subsidiaries incorporated herein by reference have been so incorporated in reliance upon the report of Horwath Gelfond Hochstadt Pangburn & Co., Denver, Colorado, independent certified public accountants, given upon their authority as experts in accounting and auditing.

NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN RESPECT TO THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE
DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS. HOWEVER, IN THE EVENT OF A MATERIAL CHANGE, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY.

             TABLE OF CONTENTS                     WILLIAMS CONTROLS, INC.
             -----------------                     -----------------------


AVAILABLE INFORMATION.................   5


PROSPECTUS SUMMARY....................   6
                                              10,880,521 SHARES OF COMMON STOCK,
                                                   $.01 PAR VALUE, INCLUDING
RISK FACTORS..........................  11        2,909,091 SHARES UNDERLYING
                                               CONVERTIBLE PREFERRED STOCK, AND
                                                  1,403,637 SHARES UNDERLYING
USE OF PROCEEDS.......................  17          STOCK PURCHASE WARRANTS
                                                          AND OPTIONS

SELLING SHAREHOLDERS.................   18
                                                         July ___, 1998

PLAN OF DISTRIBUTION.................   27


LEGAL MATTERS........................   29           _____________________

                                                           PROSPECTUS
EXPERTS..............................   29           _____________________

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.       Other Expenses of Issuance and Distribution.
               --------------------------------------------

     The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Company in connection with the issuance and distribution of the securities being offered. All expenses are estimated except the registration fee.


               Registration and filing fee                              $  8,948


               NASD listing fee                                            7,500
               Printing                                                      500
               Accounting fees and expenses                                3,000
               Legal fees and expenses                                     3,000
               Blue sky filing fees and expenses                               0
               Transfer and Warrant Agent fees                             4,000
               Miscellaneous                                                 582
                                                                        --------


                   Total                                                $ 27,530
                                                                        ========


Item 15.       Indemnification of Directors and Officers.
               ------------------------------------------

Indemnification Provided Under the Company's Articles of Incorporation

     Section 145 of the Delaware General Corporation Law and Article Ninth of the Company's Certificate of Incorporation provides for, under certain circumstances, the indemnification of the Company's officers, directors, employees and agents against liabilities which they may incur in such capacities. A summarization of the circumstances in which such indemnifications provided for is contained herein, but that description is qualified in its entirety by reference to Article Ninth of the Company's Certificate of Incorporation and the relevant Section of the Delaware General Corporation Law.

     In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person's actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to the Company's best interest; and

(iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

     The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he was a party, he is entitled to receive indemnification against expenses, including attorneys' fees, actually and reasonably incurred in connection with the proceeding.

     Indemnification in connection with a proceeding by or in the right of the Corporation in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys' fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in the Company's best interest and must not have been adjudged liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on behalf of the Company in which a director is adjudged liable to the Company, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

     Delaware law authorizes the Company to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to the Company a written agreement to repay such advances if it is determined that he is not entitled to be indemnified by the Company.

     The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under the Company's Certificate of Incorporation, Bylaws, resolutions of its stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

     The statutory provision cited above also grants the power to the Company to purchase and maintain insurance policies which protect any director, officer, employee or agent against any liability asserted against or incurred by him in such capacity arising out of his status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it. No such policies providing protection against liabilities imposed under the securities laws have been obtained by the Company.

     Article VIII of the Company's Bylaws provides that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Company has entered into agreements with its directors indemnifying them to the fullest extent permitted by the Delaware General Corporation Law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


Item 16.       Exhibits and Financial Statement Schedules.
               -------------------------------------------

               (a) Exhibits. The following is a complete list of exhibits filed as a part of this Registration Statement:

Exhibit
Number    Description
------    -----------

 3.1 Certificate of Incorporation of the Registrant as amended. (Incorporated by reference to Exhibit 3.1 to the Registrant's annual report on Form 10-K for the fiscal year ended September 30, 1995 (the "1995 Form 10-K"))

 3.2 Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-18, Registration No. 33-30601-S, as filed with the Commission on August 18, 1989 (the "1989 Form S-18"))

 4.1 Specimen Unit Certificate (including Specimen Certificate for shares of Common Stock). (Incorporated by reference to Exhibits 1.1 and 1.2 to the Registrant's Registration Statement on Form 8-A, Commission File No. 0-18083, filed with the Commission on November 1, 1989)

 4.2 Form of Placement Agent's Warrant Agreement. (Incorporated by reference to exhibit 4.2 to the Registrant's Registration Statement No. 333-59397, as filed with the Commission on July 17, 1998 (the "1998 Form S-3"))

 5.1 Opinion of Friedlob Sanderson Raskin Paulson & Tourtillott, LLC. (Incorporated by reference to the exhibit 5.1 on the 1998 Form S-3.)

10.1(a) Indemnification Agreement for Thomas W. Itin ("Itin Indemnification Agreement"). (Incorporated by reference to Exhibit 10.9 to the 1989 Form S-18)

Exhibit
Number    Description
------    -----------

10.1(b) Amendment No. 1 to Itin Indemnification Agreement. (Incorporated by reference to Exhibit 10.1(b) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1993 (the "1993 Form 10-K"))

10.1(c) Form of Indemnification Agreement for R. William Caldwell, H. Samuel Greenawalt and Timothy Itin. (Incorporated by reference to
          Exhibit 10.1(c) to the Registrant's 1993 Form 10-K)



10.2(a) Credit Agreement dated July 11, 1997 among Registrant and its subsidiaries and Ajay Sports, Inc. ("Ajay") and its subsidiaries, all as borrowers, and Wells Fargo Bank, National Association, as lender (the "Credit Agreement"). (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 1997 (the "June 1997 Form 10-Q"))


10.2(b) First Amendment to the Credit Agreement dated June 30, 1998. (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 15, 1998.)

10.2(c)   Promissory Notes under the Credit Agreement:

               (a)  Revolving Credit Loans Promissory Note
               (b)  Term Loan I Promissory Note
               (c)  Term Loan II Promissory Note
               (d)  Real Estate Loan Promissory Note
               (All   incorporated   by   reference   to  Exhibit  10.2  to  the
               Registrant's June 1997 Form 10-Q)

10.2(d) Mortgage and Security Agreement between Aptek Williams, Inc. and Wells Fargo Bank. (Incorporated by reference to Exhibit 10.3 to the Registrant's June 1997 Form 10-Q)

10.2(e)   Patent Assignment and Security Agreements for:

               (a)  Williams Controls Industries, Inc.
               (b)  Kenco Williams, Inc.
               (c)  Hardee Williams, Inc.
               (d)  Aptek Williams, Inc.
               (All   incorporated   by   reference   to  Exhibit  10.4  to  the
               Registrant's June 1997 Form 10-Q)

Exhibit
Number    Description
------    -----------

10.2(f)   Trademark Security Agreements for:

               (a)  Agrotec Williams, Inc.
               (b)  Hardee Williams, Inc.
               (c)  Kenco Williams, Inc.
               (All   incorporated   by   reference   to  Exhibit  10.5  to  the
               Registrant's June 1997 Form 10-Q)

10.2(g) Continuing Unconditional Guaranty of Thomas W. Itin in favor of Wells Fargo Bank. (Incorporated by reference to Exhibit 10.6 to the June 1997 Form 10-Q)

10.3(a) Intercreditor Agreement dated July 11, 1997 among Registrant and subsidiaries, Ajay Sports, Inc. and subsidiaries, United States National Bank of Oregon ("US Bank"), Thomas W. Itin and Wells Fargo Bank, National Association. (Incorporated by reference to Exhibit 10.7 to the Registrant's June 1997 Form 10-Q)

10.3(b)   Consent,   Reaffirmation  and  Release  Agreement  with  US  Bank.
          (Incorporated by reference to Exhibit 10.8 to the Registrant's June 1997 Form 10-Q)

10.3(c) Promissory Note of Ajay for $2,340,000 to US Bank. (Incorporated by reference to Exhibit 10.9 to the Registrant's June 1997 Form 10-Q)

10.3(d) Mortgage, Assignment of Rents, Security Agreement and Fixture Filing by Aptek Williams, Inc. in favor of US Bank. (Incorporated by reference to Exhibit 10.10 to the Registrant's June 1997 Form 10-Q)

10.3(e) Guaranty to US Bank. (Incorporated by reference to Exhibit 10.11 to the Registrant's June 1997 Form 10-Q)

10.4 The Company's 1995 Stock Option Plan for Non-Employee Directors. (Incorporated by referenced to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1995 (the "March 1995 Form 10-Q")

10.5 Williams/Ajay Loan and Joint Venture Implementation Agreement dated May 6, 1994, as amended by letter agreement dated April 3, 1995. (Incorporated by reference to Exhibit 10.4 to the Registrant's March 1995 Form 10-Q)

10.6(a)   Mortgage  and  Security  Agreement,  dated  August  31,  1988,  by
          Sparkomatic   Corporation   in  favor  of   MetLife   Capital   Credit
          Corporation. (Incorporated by reference to Exhibit 10.7(a) to the Registrant's 1993 Form 10-K)

Exhibit
Number    Description
------    -----------

10.6(b) Mortgage Note in the principal amount of $1,700,000, dated August 31, 1988, from Sparkomatic Corporation to MetLife Capital Credit Corporation. (Incorporated by reference to Exhibit 10.7(b) to the Registrant's 1993 Form 10-K)

10.6(c)   Loan  Assumption,   Modification  and  Extension   Agreement  (the
          "Assumption Agreement"), dated August 12, 1993, among Kenco Williams, Inc., Sparkomatic Corporation and MetLife Capital Corporation and the Guaranty given by Williams to MetLife to guaranty the obligations of Kenco Williams, Inc. to MetLife thereunder. (Incorporated by reference to Exhibit 10.9 to the Registrant's Post-Effective Amendment No. 1, as filed with the Commission on September 23, 1993, on Form S-3 to the 1989 Form S-18 (the "Post-Effective Amendment"))

10.6(d) Guaranty dated as of March 31, 1994 made by the Registrant in favor of MetLife Capital Corporation. (Incorporated by reference to Exhibit
          10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1994)

10.7(a) Guaranty dated as of October 2, 1995 by Thomas W. Itin to the Registrant (the "Itin Guaranty"). (Incorporated by reference to
          Exhibit 10.9 to the Registrant's 1995 Form 10-K)

10.7(b)   Amendment One to the Itin Guaranty.  (Incorporated  by reference to
          Exhibit 10.7(b) to the Registrant's Annual Report on Form 10-K for the period ended September 30, 1997 (the "1997 Form 10-K")


10.7(c)   Amendment Two to the Itin Guaranty. FILED HEREWITH.


10.8 Security Agreement between Ajay and its subsidiaries, as debtors, and the Registrant and its subsidiaries, as secured parties. (Incorporated by reference to Exhibit 10.8 to the 1997 Form 10-K)

21.1      List of Subsidiaries.  See Item 1 in this report

23.1 Consent of Friedlob Sanderson Raskin Paulson & Tourtillott, LLC. See Exhibit 5.1

23.2      Consent of Horwath Gelfond Hochstadt Pangburn & Co. FILED HEREWITH.

24.1      Power of Attorney.  See signature page of this Registration Statement

Item 17.       Undertakings.
               -------------

     The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

     4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to
          Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
          Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Bloomfield, State of Michigan, on September 16, 1998.


                                                       WILLIAMS CONTROLS, INC.


                                                       By /s/ Thomas W. Itin
                                                         -----------------------
                                                         Thomas W. Itin,
                                                         President, Chairman and
                                                         Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and/or directors of Williams Controls, Inc., by virtue of their signatures appearing below, hereby constitute and appoint Thomas W. Itin, with full power of substitution, as attorney-in-fact in their names, places and steads, to execute any and all amendments to this Registration Statement on Form S-3 in the capacities set forth opposite their names below and hereby ratify all that said attorney-in-fact may do by virtue thereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

    Signatures                     Title                      Date
    ----------                     -----                      ----


    /s/ Thomas W. Itin             Principal Executive        September 16, 1998
    ------------------------       Officer and Director
    Thomas W. Itin


    /s/ Gerard A. Herlihy          Principal Financial        September 14, 1998
    ------------------------       and Administrative
    Gerard A. Herlihy              Officer


    /s/ William N. Holmes          Corporate Controller       September 23, 1998
    ------------------------       and Principal
    William N. Holmes              Accounting Officer


    /s/ R. William Caldwell        Director                   September 23, 1998
    ------------------------
    R. William Caldwell


                                   Director                   September __, 1998
    ------------------------
    H. Samuel Greenawalt


    /s/ Timothy S. Itin            Director                   September 23, 1998
    ------------------------
    Timothy S. Itin

                                  EXHIBIT 23.2





               CONSENT OF HORWATH GELFOND HOCHSTADT PANGBURN & CO.


                             CONSENT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS






We consent to the incorporation by reference in this Registration Statement on Form S-3 of Williams Controls, Inc., of our reports dated December 18, 1997, relating to the consolidated balance sheets of Williams Controls, Inc. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997, and the related financial statement schedule, which reports appear in the September 30, 1997 annual report on Form 10-K of Williams Controls, Inc. and to the reference to our Firm under the caption "Experts" in the Prospectus.




HORWATH GELFOND HOCHSTADT PANGBURN & CO.


Denver, Colorado
July 15, 1998